Speaker 1:   Hi, I'm Tacee Webb. Welcome to the future home of Towne Crier and the Portland Treasury. Twenty years ago, when I moved to Portland, I opened one of the most popular clothing stores in town. There isn't one project or one company that I've ever started that I didn't believe in 150%. I'm taking all of my years of business experience and investing in this beautiful old building. The building was built in 1927. Ye Old Towne Crier opened in 1953. It was filled with antiques, cool old relics, wood walls, carvings ... We're gonna bring that all back to life.

Speaker 1:   Within Towne Crier, there's going to be this special place called the Treasury, and the Treasury is a community based coffee shop, and it's decorated with pieces of Portland's rich culinary heritage. This place is filled with so many eclectic, interesting pieces, and the people in Portland just love that kind of energy. That's what they're here for. That's what Portland is about.

Speaker 1:   I am so excited to have partnered with Stuart Ramsey. He brings over three decades of industry experience.

Stuart Ramsey: Hi, I'm Stuart MacLean Ramsey. I'm really excited to be partnering with Tacee on this project and making it the best gathering place for spirits, especially whiskey and craft beer in the city.

Speaker 1:   We're in one of the coolest neighborhoods in Portland, the Woodstock neighborhood, right next to Reed College. The bar is going to be packed.